Exhibit 99.1

Sierra Metals Reports Strong Q4-2017 Financial Results at its Sociedad Minera Corona Subsidiary In Peru

•	Financial results positively impacted by record throughput, increased production of higher value ore, improved recoveries, and improved metal pricing

TORONTO, Feb. 15, 2018 /CNW/ - Sierra Metals Inc. (TSX:SMT, BVL:SMT) ("Sierra Metals" or the "Company") announces the filing of Sociedad Minera Corona S.A.'s ("Corona") audited Financial Statements and the Management Discussion and Analysis ("MD&A") for the fourth quarter of 2017 ("Q4 2017").

The Company holds an 81.8% interest in Corona. All amounts are presented in US dollars unless otherwise stated, and have not been adjusted for the 18.2% non-controlling interest.

Corona's Highlights for the Three Months Ended December 31, 2017

•	Revenues of US$38.2 million vs. US$31.8 million in Q4 2016
•	Adjusted EBITDA of US$17.5 million vs. US$14.9 million in Q4 2016
•	Total tonnes processed of 266,222 vs. 236,650 in Q4 2016
•	Net production revenue per tonne of ore milled increased by 6% to US$141.10
•	Cash cost per zinc equivalent payable pound higher by 33% to US$0.57
•	All in sustaining cost ("AISC") per zinc equivalent payable pound higher by 22% to US$0.90
•	Zinc equivalent production of 35.8 million pounds vs. 36.8 million pounds in Q4 2016
•	$19.9 million of cash and cash equivalents as at December 31, 2017
•	$27.8 million of working capital as at December 31, 2017

Sierra Metals has successfully focused on increasing the production of higher value ore and improving recoveries at the Yauricocha Mine and has also benefited from improvements to metal prices resulting in significant increases in revenue and adjusted EBITDA. The Company's continued emphasis at Yauricocha will be to focus on the production of higher value ore, improving recoveries, cost reductions where possible, and improving the Company's production through optimization programs which will directly improve operating margins and cash flow generation.

"The Yauricocha Mine had a strong performance in Q4 2017 with continuing operational and exploration successes" stated Igor Gonzales, President, and CEO of Sierra Metals.  "With the consecutive quarterly increase in revenues, adjusted EBITDA, and operating cash flows compared to Q4 2016, we continue to reap the benefits of the operational improvements program completed at Yauricocha. Furthermore, a 6% increase in the net production revenue per tonne of ore milled to US$141.10 continues to demonstrate that the capital investments were well spent."

He concluded "With a continued emphasis on processing higher value ore, which in turn has positively impacted operating margins and cash flow, Corona continues to have a solid balance sheet and strong liquidity. Management remains very optimistic about continued operational efficiencies and future operational and resource growth at Yauricocha."

The following table displays selected audited financial information for the three months and year ended December 31, 2017:

(In thousands of US dollars, except cash cost and revenue	Three Months Ended			Twelve Months Ended
per tonne metrics)	December 31, 2017	December 31, 2016	Var %	December 31, 2017	December 31, 2016	Var %

Revenue	$38,227	31,849	20%	154,153	97,290	58%
Adjusted EBITDA (1)	17,534	14,905	18%	75,779	34,991	117%
Cash Flow from operations	18,022	14,830	22%	76,269	25,124	204%
Gross profit	18,357	13,765	33%	73,828	35,773	106%
Income Tax Expense	(5,717)	(4,302)	33%	(20,682)	(8,550)	142%
Net Income	10,624	8,009	33%	41,621	17,234	142%

Net production revenue per tonne of ore milled (2)	141.10	132.66	6%	149.63	107.95	39%
Cash cost per tonne of ore milled (2)	64.90	56.15	16%	62.42	55.78	12%

Cash cost per zinc equivalent payable pound (2)	0.57	0.43	33%	0.50	0.42	19%
All-In Sustaining Cost per zinc equivalent payable pound (2)	$0.90	0.74	22%	0.78	0.71	11%

(In thousands of US dollars, unless otherwise stated)	December 31, 2017	December 31, 2016

Cash and cash equivalents	$19,908	36,877
Assets	140,414	128,769
Liabilities	50,844	62,254
Equity	89,570	66,515

[1] Adjusted EBITDA includes adjustments for depletion and depreciation, interest expense and other financing costs, interest income, share-based compensation, Foreign Exchange (gain) loss and income taxes; see non-IFRS Performance Measures section of the Company's MD&A.
[2] All-In Sustaining Cost per zinc equivalent pound sold are non-IFRS performance measures and include cost of sales, treatment and refining charges, sustaining capital expenditures, general and administrative expense, and selling expense, and exclude workers' profit sharing, depreciation, and other non-cash provisions; Cash cost zinc equivalent pound sold, net production revenue per tonne of ore milled, and cash cost per tonne of ore milled are non-IFRS performance measures; see non-IFRS Performance Measures section of the Company's MD&A.

Corona's Financial Highlights for the Three Months and Year Ended December 31, 2017

•	Revenues of $38.2 million for Q4 2017 compared to $31.8 million in Q4 2016 and revenues of $154.2 million for the year ended December 31, 2017, compared to $97.3 million for the same period in 2016. The increase in revenues for Q4 2017 compared to Q4 2016 was due to a 12% increase in tonnes processed, higher head grades for copper and zinc, and higher recoveries for silver and copper. Increases in the prices of copper (32%), zinc (25%), lead (27%), and gold (6%) also contributed to the revenue improvement. The 58% increase in revenues for the year ended December 31, 2017, compared to the same period in 2016 was due to a 14% increase in tonnes processed, higher head grades for copper and zinc, higher recoveries for all metals, except gold, and an increase in the prices of all metals, except silver.
•	Cash cost per zinc equivalent pound sold at the Yauricocha Mine of $0.57 for Q4 2017 compared to $0.43 for Q4 2016 and $0.50 for the year ended December 31, 2017, compared to $0.42 for the same period in 2016. All-in sustaining cost ("AISC") per zinc equivalent pound sold of $0.90 for Q4 2017 compared to $0.74 for Q4 2016 and $0.78 for the year ended December 31, 2017, compared to $0.71 for the same period in 2016. The increase in the AISC per zinc equivalent payable pound for Q4 2017 and the year ended December 31, 2017, compared to the same periods in 2016 were a result of increased sustaining capital expenditures. These included a substantial amount of infill drilling, ventilation improvements, equipment purchases, as well as plant improvements that were completed. The increase was also a result of temporary increases to the mining costs partially due to timing; as well as slight increases including infill drilling and drift development costs that will be utilized within one year, and thus are included in opex.
•	Adjusted EBITDA of $17.5 million for Q4 2017 compared to $14.9 million for Q4 2016 and $75.8 million for the year ended December 31, 2017, compared to $35.0 million for the same period in 2016. The increase in adjusted EBITDA for Q4 2017 and the year ended December 31, 2017, compared to the same periods in 2016, was due to the increase in revenues discussed previously.
•	Operating cash flows before movements in working capital of $18.0 million for Q4 2017, compared to US$14.8 million for Q4 2016, and $76.3 million for the year ended December 31, 2017, compared to $25.1 million for the same period in 2016. The increase in operating cash flows before movements in working capital for Q4 2017 and the year ended December 31, 2017, compared to the same periods in 2016 was primarily due to the increase in revenues, discussed previously.
•	Cash and cash equivalents of $19.9 million as at December 31, 2017, compared to $36.9 million as at December 31, 2016. Cash and cash equivalents decreased by $17.0 million which was driven by operating cash flows of $54.9 million, offset by capital expenditures of $18.7 million, debt and interest payments of $21.8 million, intercompany loans of $12.9 million, and dividends paid of $18.4 million.
•	Net income of $10.6 million, or $0.30 per share for Q4 2017 compared to net income of $8.0 million, or $0.22 per share for Q4 2016. Net income of $41.6 million, or $1.16 per share, for the year ended December 31, 2017, compared to $17.2 million, or $0.48 per share, for the same period in 2016.

Corona's Operational Highlights for the Three Months and Year Ended December 31, 2017:

The following table displays the production results for the three months and year ended December 31, 2017:

Yauricocha Production	3 Months Ended			12 Months Ended
	Q4 2017	Q4 2016	% Var.	Q4 2017	Q4 2016	% Var.
Tonnes processed (mt)	266,222	236,650	12%	1,023,491	897,169	14%
Daily throughput	3,043	2,705	12%	2,924	2,563	14%
Silver grade (g/t)	53.57	100.37	-47%	67.13	97.69	-31%
Copper grade	0.80%	0.51%	58%	0.79%	0.54%	48%
Lead grade	1.19%	2.18%	-45%	1.48%	2.52%	-41%
Zinc grade	3.91%	3.63%	8%	3.74%	3.18%	18%
Gold Grade (g/t)	0.55	0.59	-7%	0.54	0.64	-16%
Silver recovery	75.13%	72.05%	4%	74.82%	65.34%	15%
Copper recovery	78.86%	64.75%	22%	65.45%	59.26%	10%
Lead recovery	81.32%	81.72%	0%	83.64%	73.07%	14%
Zinc recovery	88.25%	88.49%	0%	89.14%	87.18%	2%
Gold Recovery	16.02%	20.06%	-20%	16.30%	25.19%	-35%
Silver ounces (000's)	330	550	-40%	1,653	1,841	-10%
Copper pounds (000's)	3,567	1,720	107%	11,719	6,281	87%
Lead pounds (000's)	5,431	9,295	-42%	27,934	36,440	-23%
Zinc pounds (000's)	19,393	16,776	16%	75,151	54,805	37%
Gold ounces	723	908	-20%	2,894	4,664	-38%
Zinc equivalent pounds (000's)(1)	35,758	36,841	-3%	146,816	140,928	4%

(1) Zinc equivalent pounds for Q4 2017 were calculated using the following realized prices: $16.77/oz Ag, $3.13/lb Cu, $1.11/lb Pb, $1.45/lb Zn, $1,282/oz Au. Zinc equivalent pounds for Q4 2016 were calculated using the following realized prices: $16.82/oz Ag, $2.38/lb Cu, $0.95/lb Pb, $1.16/lb Zn, $1,210/oz Au. Zinc equivalent pounds for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $1.06/lb Pb, $1.32/lb Zn, $1,265/oz Au. Zinc equivalent pounds for 12M 2016 were calculated using the following realized prices: $17.08/oz Ag, $2.21/lb Cu, $/0.85lb Pb, $0.95/lb Zn, $1,254/oz Au.

Qualified Persons

All production technical data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company remains focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and the Toronto Stock Exchange under the symbol "SMT" and the NYSE AMERICAN Exchange under the symbol "SMTS."

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 -  Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, VP, Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, info@sierrametals.com; Ed Guimaraes, CFO, Sierra Metals Inc., +1 (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 15-FEB-18